Exhibit 23 - Consent of Independent Auditors


The Board of Directors
Leslie Building Products, Inc.


We consent to incorporation by reference in the registration statements (Nos. 33-97702, and 33-97704) on Form S-8 of Leslie Building Products, Inc. of our reports dated February 26, 1997, relating to the consolidated balance sheets of Leslie Building Products, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996, and related financial statement schedule, appearing and incorporated by reference in the December 31, 1996, annual report on Form 10-K of Leslie Building Products, Inc.


      KPMG Peat Marwick LLP



Stamford, Connecticut
March 28, 1997